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www.akerman.com
305 374 5600 tel     305 374 5095 fax

Jonathan L. Awner
305 982 5615
jonathan.awner@akerman.com

September 10, 2008
VIA EDGAR
Pamela A. Long
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:	Republic Services, Inc. Registration Statement on Form S-4 Filed August 1, 2008 File No. 333-152693

Allied Waste Industries, Inc. Soliciting Material filed pursuant to Rule 425 and Rule 14a-12 Filed August 1, 2008 File No. 001-14705
Dear Ms. Long:
On behalf of Republic Services, Inc. (“Republic”), we hereby respond to the Staff’s comment letter, dated August 28, 2008, regarding the above-referenced Registration Statement on Form S-4 (the “Registration Statement”) and the related filing. Please note that we are simultaneously filing Amendment No. 1 to the Registration Statement (“Amendment No. 1”).
Please note that, for the Staff’s convenience, we have recited the Staff’s comments in boldface type and provided our response to each comment immediately thereafter. For the Staff’s convenience, the references in the responses to page numbers are to Amendment No. 1.

Pamela A. Long
Assistant Director
September 10, 2008

____________

Registration Statement on Form S-4
General
1.	Please provide updated financial statements and related disclosures, as necessary, to comply with Article 3-12 of Regulation S-X.

In response to the Staff’s comment, we have updated all financial statements and related disclosures, as required by Article 3-12 of Regulation S-X.
Summary, page 6
2.	Please move the “Summary” section so that it appears before the “Questions and Answers about the Merger” section.

In response to the Staff’s comment, we have moved the “Summary” section in front of the “Questions and Answers about the Merger” section.
Recent Developments, page 19
3.	Please update your “Recent Developments” disclosure to reflect the current status of Waste Management’s proposal. We note your public statements on August 14, 2008 and filing pursuant to Rule 425 under the Securities Act of 1933, as amended, on August 15, 2008. Please make conforming revisions to the “Background of the Merger” section as well.

In response to the Staff’s comment, we have revised the disclosure on pages 14, 15, 57 and 58 of Amendment No. 1 to reflect the current status of Waste Management’s proposal and other recent developments.
Recommendations to Stockholders, page 8
4.	For each set of recommendations, please disclose the more important factors considered by the board in connection with reaching their decision to unanimously recommend that stockholders vote “FOR” the listed proposals. In addition, please add cross-references to the discussions of Republic’s reasons for the merger beginning on page 56 and Allied’s reasons for the merger beginning on page 68.

We note that neither the Republic board nor the Allied board ranked or otherwise assigned relative weights to the specific factors each considered in reaching their decision, as is disclosed on pages 61 and 75. While we are unable to identify the “more important” factors, in response to the Staff’s comment, we have revised the disclosure on page 3 of Amendment No. 1 and added appropriate cross-references.

Pamela A. Long
Assistant Director
September 10, 2008

____________

The Merger, page 47
Background of the Merger, page 47
5.	Please provide us with a complete set of all the materials (e.g., board books) that Merrill Lynch provided to the Republic board at its presentations to the board on April 15, April 22, April 29, June 19 and June 22, 2008, as well as a complete set of all the materials that UBS provided to the Allied board at its presentations to the board on April 24, June 5 and June 22, 2008.

In response to the Staff’s comment, Republic and Allied are providing the materials responsive to this request to the Staff under separate cover on a confidential and supplemental basis pursuant to Rule 12b-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). In accordance with Rule 12b-4 under the Exchange Act, we respectfully request that these materials be returned to the appropriate parties promptly following completion of the Staff’s review thereof. We also request confidential treatment of these materials pursuant to the provisions of 17 C.F.R. § 200.83.

Also, as noted on page 51 in the updated “Background of the Merger” section, there were no materials provided by UBS to the Allied board of directors at the June 5, 2008 meeting.
2007 and 2008 Discussions, page 48
6.	Please tell us why you have not included the information required by Item 1015(b) of Regulation M-A for the presentation regarding the valuation of the transaction provided by L.E.K. Consulting to Republic’s board of directors. We note that you refer to this presentation on page 49 and it appears to be materially related to the transaction. Please see Item 4(b) of Form S-4.

In response to the Staff’s comment, we have deleted references on pages 48 and 49 to L.E.K. Consulting as its presentation was not material to the Republic board’s review of the transaction.

7.	Please disclose the discount rate and timing assumptions used by Merrill Lynch to evaluate Waste’s proposal, as described in the penultimate paragraph on page 53.

In response to the Staff’s comment, we have revised the disclosure on page 54 of Amendment No. 1.

Pamela A. Long
Assistant Director
September 10, 2008

____________

8.	We note the statement in the penultimate paragraph on page 53 that the “discounted cash flow analysis utilized assumptions for terminal multiples based on trading characteristics of Republic and its comparable companies and does not necessarily include value associated with a control premium” (emphasis added). Please clarify what the second, italicized part of this sentence means. We note that discounted cash flow discuss on page 64 does not address a control premium.

The highlighted portion of the sentence quoted by the Staff is intended to make clear that the discounted cash flow analysis used normalized terminal multiples based on the public trading value of Republic and its comparable companies, and did not assume a control premium. Merrill Lynch may have employed different assumptions for terminal multiples if the analysis were intended to reflect the value of the pro forma company in connection with a change of control.

9.	We note your disclosure on page 54 concerning the public statements made by BGI on July 18, 2008. Please disclose whether BGI has been in contact with Allied or Republic or both of them concerning Waste’s proposal. Further, as Cascade and the Gates Foundation Trust have announced their support for the merger, please clarify whether you have any agreements or understandings with them about how they will vote their shares. We may have further comments based on your response.

In response to the Staff’s comment, we have revised the disclosure on pages 53, 55 and 56 of Amendment No. 1. We supplementally note that Cascade and the Gates Foundation Trust have not updated their disclosure on Schedule 13D to indicate how they may vote their shares since their filing on July 21, 2008, and that no agreement or understanding between Cascade or the Gates Foundation Trust, on the one hand, and Republic, on the other, as to acquiring, disposing or voting of shares is disclosed in their Schedule 13D.

10.	In addition, we note disclosure in your July 28 Form 8-K that Cascade and the Gates Foundation Trust requested flexibility to acquire up to 20% of the company and that you agreed to waive Section 203 of the DGCL to permit them to do so. Please elaborate here on the nature and extent of your discussions with Cascade, the Gates Foundation Trust and/or BGI in this regard. Explain why you determined to grant this waiver, and please also make clear, if true, that the carve-out in the rights agreement for existing 10% holders was also for the purpose of permitting Cascade and the Gates Foundation Trust to acquire additional shares.

In response to the Staff’s comment, we have revised the disclosure on pages 53, 55 and 56 of Amendment No. 1.

Pamela A. Long
Assistant Director
September 10, 2008

____________

11.	Please update your disclosure to include and explain the purpose of the July 31, 2008 amendment to the merger agreement. In doing so, please address the impact on the vote required to approve the Republic share issuance.

In response to the Staff’s comment, we have revised the disclosure on page 56 of Amendment No. 1.
Republic Reasons for the Merger, page 56
12.	Please disclose a summary of the risks and potentially negative factors concerning the merger that were identified and considered by Republic’s board. Explain why the board nevertheless recommends the transaction to shareholders in view of any such factors.

In response to the Staff’s comment, we have revised the disclosure on page 61 of Amendment No. 1.
Certain Financial Forecasts Reviewed by Republic’s Board of Directors, page 58
13.	Please add the Republic financial forecast provided to Allied and used by UBS for purposes of its fairness opinion. In addition, please clarify why two different sets of financial forecasts were prepared by the management of Republic and provided to UBS and explain the differences between the two forecasts, including their underlying assumptions, which should be described rather than just noted. In doing so, please pay particular attention to the lower growth assumptions used by Republic’s management for the base case forecast and identify the macroeconomic trends projected by Republic’s management, as well as their connection to the Republic long-term incentive plan. Please also discuss whether the Republic board considered what impact the two different sets of forecasts would be likely to have on the values implied by the financial analyses performed in reliance on them.

In response to the Staff’s comment, we have revised the disclosure on pages 62 and 63 of Amendment No. 1.

14.	Please disclose the adjustments that Republic’s management made to the financial forecast provided by Allied and explain why Republic’s management believed such adjustments were necessary.

In response to the Staff’s comment, we have revised the disclosure on pages 62 and 63 of Amendment No. 1.

Pamela A. Long
Assistant Director
September 10, 2008

____________

Opinion of Financial Advisor to the Republic Board of Directors, page 60
15.	Please disclose the date on which the Republic board engaged Merrill Lynch for the purpose of advising the board and providing a fairness opinion.

In response to the Staff’s comment, we have revised the disclosure on page 64 of Amendment No. 1.
Comparable Companies Analysis, page 63
16.	If Merrill Lynch observed the mean and median data for the estimated EBITDA multiple ranges and price-to-earnings multiple ranges, please disclose them. In addition, please disclose the inherent limitations of performing a comparable-companies analysis using only two companies.

Merrill Lynch did not observe the mean and median data for the above-mentioned multiple ranges. In response to the Staff’s comment regarding the comparable-companies analysis, we have revised the disclosure on page 68 of Amendment No. 1.
Discounted Cash Flow, page 64
17.	Please identify by name the comparable companies that were used to determine the discount rates for free cash flow stream and terminal values.

In response to the Staff’s comment, we have revised the disclosure on pages 68 and 69 of Amendment No. 1.
Miscellaneous, page 65
18.	We note your statements on page 66 that Merrill Lynch has, in the past, provided financial advisory and financing services to Republic and/or its affiliates. Please provide a narrative and quantitative description of the fees paid or to be paid in connection with such services rendered during the past two years. Please see Item 4(b) of Form S-4 and Item 1015(b)(4) of Regulation M-A.

Other than in connection with financial advisory and financing services under the terms of its present engagement with Republic, Merrill Lynch has not received and will not receive any compensation from Republic and/or its affiliates for such services during the past two years.

Pamela A. Long
Assistant Director
September 10, 2008

____________

Interests of Republic Executive Officers and Directors in the Merger, page 66
19.	We note that in connection with the consummation of the merger a number of benefits will accrue to Republic’s directors and executive officers under various Republic compensation plans, such as the conversion of stock units issued to Republic’s non-employee directors pursuant to Republic’s 1998 Stock Incentive Plan into the right to receive a cash payment and the vesting of all outstanding unvested equity awards under Republic’s 1998 Stock Incentive Plan. Please clarify why these benefits will accrue (e.g., because the merger will trigger accelerated vesting clauses under Republic’s plans).

In response to the Staff’s comment, we have revised the disclosure on pages 56 and 71 of Amendment No. 1.
Certain Financial Forecasts Reviewed by Allied’s Board of Directors, page 70
20.	Please add the Republic financial forecast provided to Allied and used by UBS for purposes of its fairness opinion. In addition, please explain why Allied selected the particular Republic financial forecast that it directed UBS to use and why Allied rejected the other forecast. Please also identify and describe the most significant aspects of Allied’s management’s assessments of macroeconomic trends and the results of its due diligence investigation of Republic. Finally, please discuss whether the Allied board considered what impact the two different sets of forecasts would be likely to have on the values implied by the financial analyses performed in reliance on them.

In response to the Staff’s comment, we have revised the disclosure on pages 75, 76 and 77 of Amendment No. 1.
Opinion of Financial Advisor to the Allied Board of Directors, page 72
21.	Please state the date on which the Allied board engaged UBS for the purpose of advising the board and providing a fairness opinion.

In response to the Staff’s comment, we have revised the disclosure on page 77 of Amendment No. 1.

Pamela A. Long
Assistant Director
September 10, 2008

____________

Discounted Cash Flow Analysis, page 77
22.	Please disclose how the discount rate range of 8% to 9% was determined.

In response to the Staff’s comment, we have revised the disclosure on pages 83 and 84 of Amendment No. 1.
Miscellaneous, page 78
23.	We note your statements that in the past UBS and its affiliates have provided investment banking services to Allied unrelated to the merger, for which UBS and its affiliates received compensation. Please provide a narrative and quantitative description of the compensation paid or to be paid in connection with such services rendered during the past two years. Please see Item 4(b) of Form S-4 and Item 1015(b)(4) of Regulation M-A.

In response to the Staff’s comment, we have revised the disclosure on pages 48 and 84 of Amendment No. 1.
Blackstone Registration Rights, page 84
24.	Please update this disclosure to reflect the current status of Blackstone’s discussions with Republic concerning providing Blackstone with substitute registration rights.

In response to the Staff’s comment, we supplementally advise the Staff that there are no updates with respect to providing Blackstone with substitute registration rights. Accordingly, we have not revised the disclosure in Amendment No. 1.
Accounting Treatment, page 84
25.	We note that Republic will account for this transaction as a purchase of Allied. We also note that the former shareholders of Allied will hold more than 50% of the outstanding shares on a diluted basis subsequent to the merger and that Allied is the larger of the two merged entities. Please provide us with a comprehensive analysis demonstrating how you determined that Republic is the acquiring entity. Please refer to paragraph 17 of SFAS 141. You may consider enhancing your disclosures to more clearly explain the factors you considered in determining the accounting acquirer.

Paragraph 17 of Statement of Financial Accounting Standards No. 141, “Business Combinations,” identifies five factors that should be considered in determining the acquiring entity in a business combination effected through an exchange of equity securities.

Pamela A. Long
Assistant Director
September 10, 2008

____________

SFAS 141 does not provide a hierarchy as to how the factors should be weighted, implying that no one factor is more important than another. These five factors and their applicability to the proposed merger are as follows:
1.	The relative voting rights in the combined entity after the combination — Republic has offered Allied’s stockholders .45 Republic shares in exchange for each Allied share they own. Allied stockholders will own approximately 52% of the outstanding common stock of the combined company immediately after the merger, on a diluted basis.

2.	The existence of a large minority voting interest in the combined entity when no other owner or organized group of owners has a significant voting interest — No one individual or entity or group of individuals or entities will have a large minority voting interest in the combined entity. Based on current holdings, the largest holder will be Cascade and the Gates Foundation Trust, which currently collectively own approximately 18.0% of Republic and will own an aggregate of approximately 8.6% of the combined company.

3.	The composition of the governing body of the combined entity — The board of directors of the combined entity will consist of eleven directors, six from Republic and five from Allied. Specifically, five independent directors will be from Republic, five independent directors will be from Allied and Republic’s current Chairman of the Board will be the Chairman of the Board of the combined entity. In addition, each committee of the Board of Directors will be comprised of three independent directors from Republic and two independent directors from Allied. The initial chairman of the Audit Committee, the Nominating and Corporate Governance Committee, and the Compensation Committee of the combined entity will be the continuing Republic director. Under the terms of the merger agreement, this structure remains in place until the third annual meeting after the consummation of the merger, at a minimum. In addition, all of the directors will stand for re-election each year. However, as provided by the merger agreement, during the period commencing on the effective time of the merger and continuing until the close of business on the day immediately prior to the second annual meeting of the combined entity’s stockholders, if any continuing Republic director is removed from the board of directors, becomes disqualified, resigns, retires, dies or otherwise cannot or will not continue to serve as a member of the combined entity’s board of directors, such vacancy may only be filled by a committee comprised of former Republic directors and their successors.

Pamela A. Long
Assistant Director
September 10, 2008

____________

4.	The composition of senior management of the combined entity — Republic’s Chief Executive Officer and Chairman of the Board and Republic’s Chief Financial Officer will have the same titles in the combined entity. Allied’s President and Chief Operating Officer will have the same title in the combined entity. All of these individuals will receive three year employment agreements with the combined entity. Of the remaining six Executive Vice President positions in the combined company, four will be held by continuing Republic executives and two will be held by continuing Allied executives. Allied’s current Chief Executive Officer and Chairman of the Board and Chief Financial Officer will not be employed by the combined entity.

5.	The terms of the exchange of equity securities — As mentioned previously, Republic agreed to issue Allied’s stockholders .45 Republic shares in exchange for each Allied share they own. This represents a premium of approximately 15% as of the day the merger discussions were publicly confirmed.
Allied will become a wholly owned subsidiary of Republic in the merger. Allied’s stockholders will have a slight majority of the voting rights in Republic after the merger is closed. However, Republic representatives will constitute a majority on the board of directors and in senior management. The stock exchange ratio contemplated in the merger gives Allied stockholders a premium for their ownership interest. In addition, Republic stock will replace Allied’s stock and the combined company will retain Republic’s name. Therefore, based upon the majority of these factors weighing towards the conclusion that Republic is the acquiring entity, we have determined Republic is the acquiring entity.

We have enhanced our disclosure on page 91 of Amendment No. 1 to more clearly explain the factors we considered in determining the accounting acquirer.
The Merger Agreement, page 98
26.	Please update your disclosure to include the July 31, 2008 merger agreement amendment.

In response to the Staff’s comment, we have revised the disclosure on page 105 of Amendment No. 1.
Unaudited Pro Forma Condensed Consolidated Financial Statements
Basis of Presentation, page 135
27.	We note your reference to valuation, banking, legal and accounting consultants. Please name these experts and provide their consents as required by Section 436(b) of Regulation C or delete your reference to them.

In response to the Staff’s comment, we have deleted references to valuation, banking, legal and accounting consultants on page 142 of Amendment No. 1.

Pamela A. Long
Assistant Director
September 10, 2008

____________

Notes to the Unaudited Pro Forma Condensed Consolidated Financial Statements
(c) Goodwill, page 142
28.	We note that your preliminary purchase price allocation has assigned the majority of your purchase price for Allied Waste to goodwill. While we recognize that this allocation is preliminary, it is not clear to us from the current level of disclosure that you have identified all of the other intangible assets that you will acquire in connection with the acquisition. Please provide us with additional information including your process for identifying other intangible assets, further detail of the other intangible assets that you have identified thus far, and the methodologies that you have employed to value those other intangible assets. You should also briefly disclose this information in your footnotes, along with a brief description of the factors that contributed to such a significant amount of the purchase price being allocated to goodwill.

Help us better understand why you have yet to include at least a preliminary estimate of the fair value of the non-landfill land, buildings and improvements, vehicles, equipment, containers and compactors. We may have additional comments on this issue once the merger is consummated and you have filed your updated purchase price allocation.
1.	Identification of Intangible Assets
The process of identifying intangible assets under Statement of Financial Accounting Standards No. 141, “Business Combinations,” (“SFAS 141”) requires that the acquiring enterprise identify and account for identifiable intangible assets apart from goodwill if the asset meets one of the following criteria:
•	The asset arises from contractual or other legal rights; or

•	The asset does not arise from contractual or other legal rights, but the asset is capable of being separated or divided from the acquired enterprise and sold, transferred, licensed, rented, or exchanged, either individually or in conjunction with a related contract, asset, or liability.
Appendix A of SFAS 141 lists examples of acquired intangible assets that are both identifiable and separable. Acquired intangible assets can typically be classified as marketing-related, customer-related, artistic-related, contract-based or technology-related. Republic engaged the services of KPMG to assist in the identification and valuation of the SFAS 141 intangibles to be acquired. Working with KPMG, the

Pamela A. Long
Assistant Director
September 10, 2008

____________

management teams from both Republic and Allied examined potential assets using the intangible asset criteria of SFAS 141. All projected revenue streams and related profits of the business were considered when identifying and allocating value to the intangible assets acquired. The output of this work was reviewed with E&Y, Republic’s auditors. The final determination of the identities of and values for the SFAS 141 intangibles remains management’s responsibility and will be completed in conjunction with performing the purchase accounting for the acquisition. The results of the preliminary analysis performed to date are summarized below:
Marketing-Related Intangible Assets

Marketing-related intangible assets are those assets that are primarily used in the marketing or promotion of products or services. Examples of marketing-related intangible assets include trademarks and tradenames, service marks, trade dress, and internet domain names. We have identified the Allied Waste (“Allied”) and other tradenames as potential intangible assets.

Customer-Related Intangible Assets

Customer-based intangible assets include customer lists, backlog, and contractual and non-contractual customer relationships. If an entity establishes relationships with its customers through contracts, those customer relationships would arise from contractual rights. If a customer relationship does not arise from a contract, SFAS 141 requires that the relationship be recognized as an intangible asset apart from goodwill if it meets the separability criterion. We have identified Allied’s individual customer relationships as a customer-based intangible asset, as well as the contracts that relate to Allied’s franchise agreements and its municipal agreements.

Artistic-Related Intangible Assets

Artistic-related intangible assets meet the criteria for recognition apart from goodwill if the assets arise from contractual rights or legal rights such as those provided by copyright. Examples of artistic-related intangible assets include plays, books and other literary works, musical works, pictures and photographs, and films and television programs. We did not identify any artistic-related intangible assets.

Pamela A. Long
Assistant Director
September 10, 2008

____________

Contract-Based Intangible Assets

Contract-based intangible assets represent the value of rights that arise from contractual arrangements. Examples of contract-based intangible assets include licensing agreements, lease agreements, supplier agreements, franchise agreements and consulting agreements. We have identified contract-based intangible assets relating to the air rights at Allied’s landfills and relating to non-compete agreements. The value of lease agreements acquired will be determined as part of the property and equipment valuation project that is in process.

Technology-Related Intangible Assets

Examples of technology-related intangible assets include patented technology, computer software, unpatented technology, databases and trade secrets. The value of computer software acquired will be determined as part of the property and equipment valuation project. The customer database acquired has been valued as part of the franchise agreement, municipal agreement and individual customer relationship assets. No other potential technology-related intangible assets have been identified.

A discussion of the specific intangible assets identified follows:
1.1.	Tradename
Republic is in the process of determining any potential value associated with the Allied and other tradenames. Republic has not yet determined whether and for how long it plans to use the Allied and other tradenames.
1.2.	Customer Relationships
Customer relationships consist of collection customers other than those whose service is provided subject to franchise or municipal agreements and are typically comprised of residential and commercial collection customers. The customer relationships were valued using the cost plus lost profits methodology.
1.3.	Franchise Agreements
Franchise agreements relate to collection agreements that are generally long-term in nature, with terms typically ranging between five to seven years. Franchise agreements are often rebid at the end of their term but are more likely to be renewed than the municipal agreements discussed below due to the size of the contracts and, therefore, the capital-intensive nature of the services provided under the contracts. The franchise agreements were valued using the multi-period excess earnings method of the income approach.

Pamela A. Long
Assistant Director
September 10, 2008

____________

1.4.	Municipal Agreements
Municipal agreements typically have shorter terms than franchise agreements, with terms generally ranging from a few months up to four years. These agreements are relatively more price-driven and are almost always rebid by the municipality at the end of the agreement. It is fairly typical for the low bidder to win these short-term contracts. Therefore, it is less likely that theses contracts are renewed at expiration. The municipal agreements were valued using the multi-period excess earnings method of the income approach.
1.5.	Air Rights
Allied’s air rights relate to its ability to use and develop the airspace at its landfills based on their permitted and deemed permitted remaining cubic yards of airspace.

These air rights are independent of Allied’s collection business. Allied has the ability to utilize the remaining airspace at its landfills for disposal purposes for an average of 38 years. The air rights were valued using the multi-period excess earnings method of the income approach. These air rights are recorded as a component of the landfill asset which is included in property and equipment.
1.6.	Non-Compete Agreements
To the extent that key members of management may enter into employment agreements containing covenants not-to-compete with Republic, these agreements will prohibit these individuals from engaging in any business activity that is directly or indirectly in competition with Republic for a certain period of time. Thus, the agreements are considered to have value. The non-compete agreements were valued using the with and without method of the income approach.
1.7.	Assembled Workforce
While an acquired workforce does not qualify as an asset separable from goodwill under SFAS 141, a valuation of the workforce is needed in order to apply the excess earnings valuation method for other intangible assets. For the preliminary purchase price allocation, an estimated value of the assembled workforce of $200 million was used. A thorough valuation of the assembled workforce will be performed once the transaction closes.

Pamela A. Long
Assistant Director
September 10, 2008

____________

2.	Goodwill
Our preliminary purchase price allocation resulted in goodwill comprising a large portion of the purchase price. This is an accurate representation of the business economics behind the transaction. Republic’s acquisition of Allied is not for Allied’s individual customers, nor for Allied’s individual facilities and routes. Rather, the acquisition was primarily to obtain Allied’s integrated collection and disposal infrastructure network (the “infrastructure network”) and to integrate it with Republic’s infrastructure network, making our combined company more competitive.

A critical success factor in the waste management industry is route and infrastructure density. Higher route and infrastructure density lowers fuel costs, reduces tipping fees[1], and consequently, improves profitability. By way of illustration, having 100 customers spread around a major city would generate limited operating margins as the trucks would incur too much time and expense traveling between the customers’ locations. However, if those same 100 customers were on a single route (i.e., in the same zip code), then the reduced operating cost would allow the route network to generate synergistic value.

Similarly, if a waste company had 100 customers on a single route but had neither landfills nor transfer stations nearby, that company would then have to pay higher tipping fees to a third-party landfill owner. This will again reduce profitability, making the route less profitable.

Additionally, to the extent that Allied and Republic have operations within the same market area, these operating locations can be consolidated, which will significantly reduce the selling, general and administrative costs of operating our businesses. Expenses for management and supervisory labor, billing personnel and facilities (including depreciation, utilities and insurance) are among those that can be reduced as result of these available synergies.

This concept of the infrastructure network falls under goodwill as described in SFAS 141. SFAS 141 describes one of the components of goodwill as follows:
“The fair value of the “going-concern” element of the acquired entity’s existing business. The going-concern element represents the ability of the established business to earn a higher rate of return on an assembled collection of net assets than would be expected if those net assets had to be acquired separately. That value stems from the synergies of the net assets of the business, as well as from other benefits...”

[1]	Tipping fees are fees paid for depositing waste in other companies’ landfills.

Pamela A. Long
Assistant Director
September 10, 2008

____________

Based on the economics of the transaction, it is not unreasonable for a large portion of the purchase price to be allocated to goodwill, given the importance of the infrastructure network and related integration benefit to the profitability of both Allied and the combined company.

We have enhanced our disclosure on page 150 of Amendment No. 1 to include a discussion of the methodologies we employed to identify intangible assets and our preliminary allocation of purchase price to goodwill.
3.	Preliminary Estimate of the Fair Value of Property and Equipment
Allied’s operations consist of 291 collection companies, 161 transfer stations, 160 active landfills and 53 recycling facilities in 37 states and Puerto Rico. In addition, Allied has approximately 12,000 collection vehicles, 1.1 million collection containers and 1,800 pieces of equipment. We have engaged an independent consulting firm to assist us in the process of determining fair value of all related assets. Due to the complexity of valuing the significant volume of non-landfill land, buildings, improvements, collection vehicles and equipment, we do not have a preliminary estimate of fair value of such assets. We currently believe that it will take approximately eight weeks to complete the valuation of all property and equipment to be acquired from Allied. We intend to record the property and equipment acquired at the fair values determined as a result of this process and will adjust goodwill accordingly.

In addition, Allied has a number of operating leases. We have engaged an independent consulting firm to assist us in determining the fair value of these leases. We do not have a preliminary estimate of the fair value of such leases. We intend to record the leases acquired at the fair value determined as a result of this process.
Interests of Named Experts and Counsel, page 152
29.	Please tell us approximately how many shares of Republic common stock are held by attorneys employed by Akerman Senterfitt. Please note that we may have additional comments based on your response.

In response to the Staff’s comment, we supplementally advise the Staff that attorneys employed by Akerman Senterfitt hold, in the aggregate, 10,750 shares of Republic common stock.

Pamela A. Long
Assistant Director
September 10, 2008

____________

Part II
Item 21. Exhibits and Financial Statement Schedules, page II
30.	We note that you have not yet filed the legal and tax opinions referenced in the exhibit index. When you file these exhibits please allow us adequate time to review them and understand that we may have comments on them.

In response to the Staff’s comment, we have filed with Amendment No. 1 forms of each of the opinions noted.
Soliciting Material filed August 1, 2008
31.	We note the statement made by John Zillmer, chairman and chief executive officer of Allied Waste Industries, Inc. that “[w]e believe this transaction is in the best [sic] of both shareholders and the Republic share price post closed [sic] and integration should trade in the high to mid 40s” (emphasis added). Mr. Zillmer made this statement during his closing remarks on Allied’s earnings call on July 30, 2008.

The italicized part of Mr. Zillmer’s statement appears to constitute a valuation. The inclusion of valuations in soliciting materials is appropriate and consonant with Rule 14a-9 only when the valuations are made in good faith and on a reasonable basis. Valuation information must therefore be accompanied by disclosure that facilitates stockholders’ understanding of the basis for and limitations of the valuation information. Please address Mr. Zillmer’s July 30, 2008 statement in Republic and Allied’s revised joint proxy statement/prospectus and, in doing so, please include supporting disclosure of the kind described in Exchange Act Release No. 16833 (May 23, 1980). In addition, please tell us what actions, if any, you can now take to ameliorate the effects of Mr. Zillmer’s July 30, 2008 statement and to prevent public disclosure of similar statements in the future. Please see Rule 14a-9 and Exchange Act Release No. 16833 (May 23, 1980).

Mr. Zillmer’s statement regarding the future trading price of Republic’s common stock was made in good faith on the basis of the discounted cash flow analysis performed by Allied’s financial advisor and presented to the Allied board of directors. In response to the Staff’s comment, we have included an additional risk factor in the joint proxy statement/prospectus which cautions readers not to rely upon estimates of the future value of the combined company or the future trading price of the combined company’s common stock without considering all of the information contained in the joint proxy statement/prospectus (see page 34).

We believe that the passage of time will ameliorate the effect, if any, of Mr. Zillmer’s statements on the vote of Allied’s stockholders to approve the merger with Republic.

Pamela A. Long
Assistant Director
September 10, 2008

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Approximately two months will elapse between the date of the statement and the dissemination of definitive proxy materials and approximately three months will elapse between the date of the statement and the Allied special meeting. In addition, because the range of future trading prices contained in Mr. Zillmer’s statement is consistent with the valuation range described in the joint proxy statement/prospectus under “Allied Reasons for the Merger,” we do not believe that Allied or Republic stockholders, or others, are likely to attach any special significance to, or otherwise unduly rely upon, Mr. Zillmer’s statement. In this regard, we note that Allied management is unaware of any media reports that have reproduced or otherwise referred to Mr. Zillmer’s statement.

Nevertheless, in light of the legitimate concerns expressed by the Staff in Exchange Act Release No. 16833, Allied has removed Mr. Zillmer’s recorded remarks from its website and has undertaken to caution all Allied management personnel not to make similar remarks regarding the future trading price of Republic’s common stock without indicating the basis for such statements and accompanying such statements with appropriate cautionary language.
* * *
     In connection with responding to the Staff’s comments, we acknowledge the following:
•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or Staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve Republic from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	Republic may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Pamela A. Long
Assistant Director
September 10, 2008

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We believe the responses provided above fully address the Staff’s comments. If you have any questions, please call me at (305) 982-5615.
Sincerely,
AKERMAN SENTERFITT
/s/ Jonathan L. Awner
Jonathan L. Awner
For the Firm

cc:	Securities and Exchange Commission
Melinda Hooker John Hartz Dietrich King

Republic Services, Inc.
David A. Barclay, Esq., Senior Vice President, General Counsel and Assistant Secretary

Allied Waste Industries, Inc.
Timothy R. Donovan, Esq., Executive Vice President, General Counsel and Corporate Secretary

Mayer Brown LLP
Jodi A. Simala, Esq.
David A. Schuette, Esq.